NEWS RELEASE
TSX: ELD NYSE: EGO	June 21, 2018

Eldorado Gold Announces Voting Results from Annual Meeting of Shareholders

VANCOUVER - BC – Eldorado Gold Corporation (“Eldorado” or “the Company”), is pleased to announce that all director nominees, as listed in the Management Proxy Circular dated May 7, 2018, were elected as directors of Eldorado at the Company’s Annual and Special Meeting of Shareholders (the “Meeting”) held on June 21, 2018 in Vancouver, British Columbia.

Directors	Votes For	Votes Withheld	Outcome
George Albino	384,455,488	16,506,137	Elected
	95.88%	4.12%
George Burns	392,317,796	8,643,829	Elected
	97.84%	2.16%
Teresa Conway	393,515,817	7,445,807	Elected
	98.14%	1.86%
Pamela Gibson	391,299,330	9,662,295	Elected
	97.59%	2.41%
Geoffrey Handley	378,471,064	22,490,561	Elected
	94.39%	5.61%
Michael Price	386,575,580	14,386,045	Elected
	96.41%	3.59%
Steven Reid	383,770,480	17,191,145	Elected
	95.71%	4.29%
John Webster	385,047,154	15,914,471	Elected
	96.03%	3.97%

At the Meeting, shareholders of the Company also approved:

•	The appointment of auditors;
•	The advisory resolution on executive compensation;
•	An amendment to Eldorado’s restated articles of incorporation to implement the proposed share consolidation; and
•	Eldorado’s amended and restated Stock Option Plan.

Voting results on each resolution are detailed below and can also be found in the Company’s final Report on Voting Results as filed on SEDAR (www.sedar.com). All resolutions were conducted by ballot.

As shareholders have approved the amendments to the Company’s articles, the Board will review the merits of a share consolidation during the course of the next six months taking into consideration the best interests of the Company, its trading price and the requirements of the New York Stock Exchange.

As previously announced by the Company, Robert Gilmore did not stand for re-election to the Company’s Board. The Company thanks Robert for his years of service.

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“We would like to thank our shareholders for their ongoing feedback and support,” said George Albino, Chair of Eldorado Gold’s Board of Directors. “As Chair, I look forward to continuing to improve our approach on executive compensation and other governance matters. Further, I would like to thank Robby for his dedicated years of service to the Company, and extend a warm welcome to Teresa Conway.”

Appointment of Auditor
Votes For	Votes Withheld	Outcome
497,457,885	6,832,779	Carried
98.65%	1.35%

Setting Auditor’s Pay
Votes For	Votes Against	Outcome
491,776,139	12,503,169	Carried
97.52%	2.48%

Non-Binding Advisory Vote on Executive Compensation
Votes For	Votes Against	Outcome
363,835,606	37,126,018	Carried
90.74%	9.26%

Amendment to Articles to Implement a proposed Share Consolidation
Votes For	Votes Against	Outcome
450,527,646	53,741,083	Carried
89.34%	10.66%

Amended and Restated Stock Option Plan
Votes For	Votes Against	Outcome
363,774,111	37,176,160	Carried
90.73%	9.27%

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Greece, Romania, Serbia, Canada and Brazil. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

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Contacts

Investor Relations

Peter Lekich, Manager Investor Relations

604.687.4018 or 1.888.353.8166 peter.lekich@eldoradogold.com

Media

Louise Burgess, Director Communications & Government Relations

604.687.4018 or 1.888.353.8166 louiseb@eldoradogold.com

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